UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated November 4, 2026, announcing preliminary financial results for the quarter ended September 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 4, 2026	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q3 2026

SFL Corporation Ltd.

Preliminary Q3 2026 results and quarterly cash dividend of $0.22 per share

SFL Corporation Ltd. (“SFL” or the “Company”) today announced preliminary financial results for the quarter ended September 30, 2026.

Highlights
•91st consecutive quarterly dividend declared, $0.22 per share
•Total operating revenues of $202 million
•Adjusted EBITDA1 of $122 million, including $8 million from associated companies
•Reported net income of $37 million or $0.26 per share
•Seven-year charter extension for six 15,400 TEU container vessels
•Newbuild order for three Very Large Ammonia Carriers with long term charters
•Acquisition of two 8,800 TEU container vessel newbuildings, in combination with long term charters
•Sale of four LR2 and three Suezmax tankers, with an expected book gain of approx. $175 million

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.22 per share. The dividend will be paid on or around December 28, and the record- and ex-dividend date on the New York Stock Exchange will be December 15, 2026.

Results for the Quarter ended September 30, 2026

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $202 million in the third quarter of 2026. This figure is lower than the cash received as it excludes approximately $8 million of charter hire2 which is not classified as operating revenues pursuant to U.S. GAAP, but as ‘investment in associates’ for accounting purposes.

The net result in the third quarter was impacted by non-recurring or non-cash items, including net positive mark-to-market effects from hedging derivatives of approximately $13 million and positive mark-to-market effects from equity investments of approximately $1 million.

Reported net income pursuant to U.S. GAAP for the third quarter was $37 million, or $0.26 per share.

___________________________
1 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.
2 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

Business Update

As of September 30, 2026, the contracted fixed rate charter backlog3 from the Company’s fleet of vessels including newbuildings under construction was approximately $5.0 billion with a weighted remaining charter term of 7.1 years. Approximately 58% of the fixed rate charter backlog is to customers with an investment grade credit rating, demonstrating the strength and quality of our charter portfolio.

In the third quarter of 2026, the Company’s fleet generated gross charter hire4 of $195 million.

	Q3 2026			Q2 2026
	Charter hire[4]	Operating days[5]	Utilization[6]	Charter hire[4]	Operating days[5]	Utilization[6]
Container	$85m	2,300	100%	$83m	2,258	99%
Car Carrier	$27m	630	98%	$27m	637	100%
Tanker	$56m	1,472	100%	$62m	1,453	100%
Bulker	$3m	178	97%	$3m	181	99%
Energy	$23m	92	50%	$24m	91	50%

The Company has two Suezmax tankers and two Kamsarmax dry bulk vessels deployed in the spot and short-term charter market. During the third quarter, our Suezmax tankers and Kamsarmax dry bulk vessels achieved average daily spot Time Charter Equivalent (TCE⁷) per vessel of approximately $83,000 and $15,000, respectively. Subsequent to quarter end, the Suezmax tanker SFL Albany, commenced a three-year charter with an oil major, adding approximately $69 million to the backlog.

In September 2026, SFL agreed a seven-year charter extension with Hapag-Lloyd AG for six 15,400 TEU container vessels. The vessels will now have fixed-rate charter coverage until 2035–2036 at rates reflecting the current strong container market, adding approximately $750 million to SFL’s fixed-rate charter backlog.

Subsequent to quarter-end, the Company announced the acquisition of three 93,000 cbm Very Large Ammonia Carriers (VLACs) for delivery in 2028. At the same time, the Company agreed long-term time charters for the vessels with an oil major and a global leader in the commodities industry, adding a minimum of approximately $247 million to its fixed-rate charter backlog.

In addition, the Company has agreed to acquire two 8,800 TEU container vessels for delivery in the second half of 2027. On delivery, the vessels will commence eight-year time charters with a major European liner operator.

The Company has also agreed to sell four LR2 product tankers built in 2014 and 2015, and three Suezmax tankers built in 2019, all currently on time charter to Trafigura, a global leader in the commodities industry. The sale price per vessel is confidential. After settlement of profit share and repayment of associated debt, net cash proceeds to SFL are estimated at approximately $275 million in aggregate. The Company expects to record an aggregate book gain of approximately $175 million on delivery of the vessels, which is expected in the fourth quarter of 2026 and the first quarter of 2027.

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3 Fixed rate backlog as of September 30, 2026 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The contracted fixed rate charter backlog excludes charterers’ extension options.
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
5 For vessels “operating days” equals calendar days less days for technical off hire, dry dock or yard stay. For rigs “operating days” equals days on rate or in transit covered by mobilisation fees less days off hire and time spent in port not on drilling rate.
6 Utilization means Operating days divided by calendar days.
7 TCE or Time Charter Equivalent earnings is a non-GAAP measure calculated as voyage revenues less voyage expenses divided by available days. Pursuant to US GAAP, revenues are recorded on a load to discharge basis.

Financing and Capital Expenditure

As of September 30, 2026, cash and cash equivalents amounted to approximately $112 million. In addition, the Company had $160 million available under undrawn credit lines, representing a total available liquidity of approximately $272 million at quarter end.

From May through July, the Company raised approximately $100 million in net proceeds through its dividend reinvestment and at-the-market program, issuing approximately 8.8 million new shares at an average price above VWAP for the corresponding period. The Company has no further plans to issue additional shares following the finalization of the planned sales in July, 2026.

The Company has 14 newbuildings under construction, with a total remaining capital expenditure of approximately $1.7 billion. These comprise seven container vessels, four car carriers and three very large ammonia carriers, scheduled for delivery from the second half of 2027 through the end of 2029. The newbuildings are expected to be financed through a combination of cash at hand and secured credit facilities.

Corporate and Other Matters

In October 2026, the Borgarting Court of Appeal delivered a unanimous judgment in the case between SFL’s rig-owning subsidiary and certain subsidiaries of Seadrill Ltd. (“Seadrill”) concerning the redelivery of the drilling rig Hercules in December 2022. The Court found that Seadrill had breached the contract on redelivery and ordered it to pay SFL’s subsidiary a total of approximately $55 million, including compensation, late payment interest and legal costs.

Later in October 2026, the Court of Appeal delivered its judgment in the related Capital spares case, reversing the Oslo District Court’s ruling of April 2025. The Court ordered the Company to pay Seadrill approximately $12 million, including compensation, late payment interest and legal costs. Neither judgment is final. Each may be appealed to the Supreme Court of Norway within 30 days of service, subject to leave to appeal being granted.

The Company’s Board of Directors has authorized the repurchase of up to an aggregate of $100 million of the Company's common shares from time to time, valid until June 2029. The Company also has a dividend reinvestment (“DRIP”) and at-the-market (“ATM”) offering program, pursuant to which it may issue up to 10 million and raise up to $100 million of its common shares, respectively, from time to time. The Company has utilized a combined $100 million from this programme during the second and third quarters.

Any of the above referenced programs, including repurchase or sale of shares of common stock will be at the discretion of the Company, and the timing, including the amount of any repurchase or sale of shares, as applicable, will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obliged under the terms of any board authorization, including in respect of a share repurchase, an ATM or a DRIP program, to repurchase, issue or sell any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact, world events, political instability, international sanctions or international hostilities, and potential physical disruption of shipping routes as a result thereof, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other important restrictions, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

November 4, 2026

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Aksel C. Olesen, Chief Financial Officer: +47 23114036

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2026 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2025
except per share data)	2026	2026	(audited)

Charter revenues: sales-type leases (excluding charter hire treated as Repayments)(1)	—	—	951
Charter revenues: operating leases and rig revenue contracts	189,395	191,383	713,195
Profit share income	2,590	2,152	5,604
Other operating income	9,596	7,230	13,291
Total operating revenues	201,581	200,765	733,041
Loss on sale of vessels and settlement of charters	—	—	(7,172)

Vessel and rig operating expenses	(85,395)	(73,820)	(301,768)
Administrative expenses	(3,897)	(6,933)	(18,332)
Depreciation	(56,262)	(54,792)	(234,998)
Vessel impairment charge	—	—	(34,093)
Total operating expenses	(145,554)	(135,545)	(589,191)

Operating income	56,027	65,220	136,678

Results in associates	554	576	2,366
Interest income from associates	1,150	1,138	4,563
Interest income, other	1,313	1,598	10,218
Interest expense	(34,594)	(36,443)	(180,527)
Interest and valuation gain/(loss) on non-designated derivatives	14,072	4,009	(1,478)
Gain/(loss) on investments in equity securities	772	(1,231)	(39)
Other financial items	(1,364)	(674)	3,670
Taxes	(579)	(400)	(1,882)
Net income/(loss)	37,351	33,793	(26,431)

Basic earnings/(loss) per share ($)	0.26	0.25	(0.20)

Weighted average number of shares(2)	141,504,136	134,572,875	133,063,652
Common shares outstanding(2)	142,028,413	138,670,282	132,797,785
(1)‘Charter revenues: sales-type leases’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type leases’ under US GAAP, which for the three months ended September 30, 2026 was $0.0 million (three months ended June 30, 2026: $0.0 million; full year 2025: $4.0 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 2.3 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
THIRD QUARTER 2026 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2025
(in thousands of $)	2026	2026	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	111,895	113,104	150,829
Investment in marketable securities	5,950	5,013	4,146
Amount due from related parties	3,222	11,865	6,941
Other current assets	126,037	121,453	97,302

Long term
Vessels, rigs and equipment, net	2,945,437	2,992,540	3,122,633
Capital improvements in progress and newbuildings	217,224	188,781	181,074
Investment in associates(2)	15,413	15,586	15,832
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	45,504	22,417	14,386

Total assets	3,515,682	3,515,759	3,638,143

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	612,766	575,539	605,943
Amount due to related parties	2,278	1,377	1,303
Other current liabilities	91,104	84,521	103,079

Long term
Long term interest bearing debt, net of deferred charges	1,720,715	1,808,877	1,960,533
Other long term liabilities	1,696	10,067	6,423

Stockholders’ equity	1,087,123	1,035,378	960,862

Total liabilities and stockholders’ equity	3,515,682	3,515,759	3,638,143
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
THIRD QUARTER 2026 REPORT (UNAUDITED)

STATEMENT OF CASH FLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2025
	2026	2026	(audited)
OPERATING ACTIVITIES
Net income/(loss)	37,351	33,793	(26,431)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,248	58,373	243,449
Vessel impairment charge	—	—	34,093
Capitalized lease debt financing interest	2,451	2,398	8,142
Adjustment of derivatives to fair value recognized in net income	(13,334)	(3,343)	4,646
(Gain)/loss on investments in equity securities	(772)	1,231	39
Results in associates	(554)	(576)	(2,366)
Gain on sale of vessels, net	—	—	(15,828)
Repayment of investment in sales-type leases	—	—	4,021
Other, net	1,008	(208)	4,296
Change in operating assets and liabilities	3,855	(3,345)	13,082
Net cash provided by operating activities	87,253	88,323	267,143

INVESTING ACTIVITIES
Purchase of vessels, capital improvements and newbuildings	(50,223)	(16,232)	(80,555)
Proceeds from sale of vessels	—	—	258,574
Proceeds from asset related grants and insurance claims	12,619	—	10,073
Other investments	—	(140)	—
Net cash (used in)/provided by investing activities	(37,604)	(16,372)	188,092

FINANCING ACTIVITIES
Proceeds from long and short term debt	—	155,600	244,042
Repayment of long and short term debt	(56,827)	(276,497)	(538,431)
Financing premiums and costs, net	(274)	1,193	(3,168)
Net cash flows on swaps	—	—	(6,265)
Cash received/(paid) for shares issued or repurchased	37,489	63,007	(10,025)
Cash dividends paid	(31,246)	(29,714)	(125,110)
Net cash used in financing activities	(50,858)	(86,411)	(438,957)

Net (decrease)/increase in cash and cash equivalents	(1,209)	(14,460)	16,278
Cash and cash equivalents at beginning of period	113,104	127,564	134,551
Cash and cash equivalents at end of period	111,895	113,104	150,829

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2026 (UNAUDITED)

Condensed income statement data for the three months ended September 30, 2026

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	3,790
Interest expense, related party(2)	(574)
Interest expense, other	(2,688)
Other items	26
Net income (3)	554
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended September 30, 2026 was $4.1 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended September 30, 2026, the Company recorded approximately $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income’ from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of September 30, 2026

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,664
Investment in direct financing leases including current portion	194,180
Total assets	196,844

Short term and long term portions of lease liability	157,588
Other current liabilities	1,388

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	15,413

Total liabilities and stockholder's equity	196,844
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc.
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

SFL CORPORATION LTD.
THIRD QUARTER 2026 (UNAUDITED)

Shipping and Energy condensed income statement data for the three months ended September 30, 2026

INCOME STATEMENT	Shipping	Energy	Total
(in thousands of $)
Total operating revenues	178,427	23,154	201,581
Total operating expenses	(103,828)	(41,726)	(145,554)
Operating income/(loss)	74,599	(18,572)	56,027

Interest expense	(30,975)	(3,619)	(34,594)
Other non-operating items	16,925	(428)	16,497
Taxes	12	(591)	(579)
Net income/(loss)	60,561	(23,210)	37,351

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2026 (UNAUDITED)

Adjusted EBITDA data for the three months ended September 30, 2026

ADJUSTED EBITDA	Shipping	Energy	Total	49.9% owned
(in thousands of $)				associates

Net cash provided by operating activities	79,167	8,086	87,253	4,891
Non-cash movements in other assets and liabilities	11,813	(15,287)	(3,474)	(298)
Interest related to non-designated derivatives	(738)	—	(738)	—
Interest expense excl. amortization of deferred charges	29,784	3,300	33,084	2,688
Interest income, other	(1,083)	(209)	(1,292)	—
Interest (income)/expense from associates	(1,150)	—	(1,150)	574

Adjusted EBITDA (1)	117,793	(4,110)	113,683	7,855
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.